December 16, 2008

VIA EDGAR

Ms. Kathryn McHale

Senior Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mid-Wisconsin Financial Services, Inc.

Revised Preliminary 14A

Filed on November 21, 2008

File No. 0-18542

Dear Ms. McHale:

The purpose of this letter is to provide you with some proposed revisions to the above-referenced filing of Mid-Wisconsin Financial Services, Inc. (the “Company”).  These revisions have been made as a result of the telephone conferences between you and our legal counsel on December 12, 2008, and December 15, 2008, and they provide additional disclosure regarding the pro forma financial impact of the Company’s potential participation in the sale of preferred stock to the U.S. Treasury, as described in the proxy statement.  They also provide updated information regarding the intended date for the special meeting of shareholders.  The proposed revisions are attached as Appendix A.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this response to the comments of the staff with respect to the above-referenced filing, or require any additional clarification, please contact me directly at 715-748-8300.

Sincerely,

Rhonda R. Kelley

Principal Accounting Officer

Appendix A

REVISED PRELIMINARY COPY

Mid-Wisconsin Financial Services, Inc.

132 West State Street

Medford, Wisconsin  54451

715-748-8300

~~November~~December __, 2008

Dear Shareholder:

You are cordially invited to attend a Special Meeting of Shareholders of Mid-Wisconsin Financial Services, Inc. (“Mid-Wisconsin”) at The Veranda, W5291 County Road O, Medford, Wisconsin  54451 on ~~December~~January 22, 2008, at 10:00 a.m. local time.  Registration will begin at 9:30 a.m. to allow the meeting to begin promptly at 10:00 a.m.

After careful and deliberate consideration, our Board of Directors has determined that Mid-Wisconsin should apply to participate in the U.S. Department of the Treasury’s TARP Capital Purchase Program (the “TARP Plan”).  Although we are a well capitalized organization under current regulatory guidelines, the additional capital offered under the TARP Plan is available on favorable terms and it will allow us to expand lending activities and assist us in future growth.  If we are allowed to participate in the TARP Plan, we would issue and sell to the U.S. Department of the Treasury (the “U.S. Treasury”) shares of new preferred stock for cash consideration of up to $10.9 million.  The U.S. Treasury would also immediately exercise warrants to purchase an additional amount of preferred stock equal to 5% of the amount that we receive under the TARP Plan.  Consequently, if we receive the $10.9 million that we are requesting under the TARP Plan, the U.S. Treasury would also receive an additional 545 shares of Preferred Stock for a purchase price of $.01 per share.

The urgency of our application and call for a special meeting of shareholders stems from the deadlines imposed by the U.S. Treasury to submit an application for participation in the TARP Plan and to close on the investment.

Under the TARP Plan Mid-Wisconsin would receive funds from the sale of preferred stock to the U.S. Treasury.  Our current Articles of Incorporation do not permit the issuance of preferred stock.  Therefore, in order for us to participate in the TARP Plan, we are asking our shareholders to (1) approve an amendment to our Articles of Incorporation to authorize the issuance of preferred stock, and (2) grant management the authority to adjourn, postpone, or continue the Special Meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to approve the amendment to our Articles of Incorporation.  Adoption of the amendment requires the affirmative vote of the holders of a majority of our common stock outstanding on November 13, 2008.

Mid-Wisconsin Financial Services, Inc.

Notice of Special Meeting of Shareholders

_______________

A Special Meeting of shareholders of Mid-Wisconsin Financial Services, Inc. (the “Company”) will be held at The Veranda, W5291 County Road O, Medford, Wisconsin,  54451 on ~~December~~January 22, 2008, at 10:00 a.m. local time.  Registration will begin at 9:30 a.m. to allow the meeting to begin promptly at 10:00 a.m.  The following proposals will be presented to the shareholders at the Special Meeting:

1.

Approval of an amendment to the Company’s Articles of Incorporation so as to authorize the issuance of preferred stock; and

2.

Granting authority to the Company’s management to adjourn, postpone, or continue the Special Meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to approve the amendment to the Company’s Articles of Incorporation.

The record date for determining the holders of common stock entitled to notice of and to vote at the Special Meeting or any adjournment thereof is November 13, 2008.

The proposed amendment to the Company’s Articles of Incorporation is described in the accompanying Proxy Statement.  We urge you to read the entire Proxy Statement carefully.

Regardless of whether or not you expect to attend the Special Meeting in person, we urge you to sign, date, and return the enclosed proxy at your earliest convenience.  Doing so will ensure the presence of a quorum at the meeting and will save the Company the costs and expenses associated with additional solicitation of proxies.  Sending in your proxy will not prevent you from voting your stock at the meeting if you desire to do so, as your proxy is revocable at your option.

~~November~~December __, 2008

By order of the Board of Directors

James F. Warsaw

President & CEO

____________________________

A proxy card and postage free envelope are enclosed.

Proxy Statement

Mid-Wisconsin Financial Services, Inc.

132 West State Street

Medford, Wisconsin  54451

~~November~~December __, 2008

Solicitation of Proxies

We are providing these proxy materials in connection with the solicitation of proxies by the Board of Directors of Mid-Wisconsin Financial Services, Inc. (the “Company”) for use at a Special Meeting of Shareholders, including any adjournment thereof.  The Special Meeting will be held at 10:00 a.m., at The Veranda, W5291 County Road O, Medford, Wisconsin, on ~~December~~January 22, 2008.  Registration will begin at 9:30 a.m. to allow the meeting to begin promptly at 10:00 a.m.

Proxies and Voting Procedures

Your Vote

Your vote is important.  Whether or not you plan to attend the Special Meeting, please sign, date, and return the enclosed proxy promptly in order to be sure that your shares are voted.  You may revoke your proxy at any time before it is voted by giving written notice to the Secretary of the Company at our principal office in Medford, Wisconsin by filing another duly executed proxy bearing a later date with the Secretary, or by giving oral notice at the Special Meeting of shareholders.

All shares represented by your properly completed proxy, if it has been submitted to the Company prior to the meeting and has not been revoked, will be voted in accordance with your instructions.  If you do not indicate how your shares should be voted on a proposal, the shares represented by your properly completed proxy will be voted as the Board recommends.

If you have any questions or need any assistance in voting your proxy, please contact our proxy solicitor:  Morrow & Co., LLC

470 West Avenue

Stamford, CT  06902

Telephone:  (800) 662-5200

How will the Company use the capital?  Consistent with the intent of the TARP Plan, we intend to contribute at least some portion of the additional capital to our wholly-owned subsidiary, Mid-Wisconsin Bank (the “Bank”), which can then use the additional capital to engage in additional lending activities.  We may also use any capital raised under the TARP Plan to fund other strategic growth initiatives.

Why is the Company seeking additional capital?  We are seeking additional capital through the sale of Preferred Stock to the U.S. Treasury in order to bolster our otherwise strong balance sheet and to facilitate the future growth of the Company.  Capital obtained under the TARP Plan is available to support asset and loan growth, whether from organic growth in our existing market area or from acquisition of other banks or branches.

The recent and ongoing contraction in credit within the banking industry has significantly increased the cost of capital and dramatically reduced its availability.  The TARP Plan is intended to recapitalize the nation’s banks in an effort to spur lending activity and ease the current credit freeze.  To encourage banks to accept this capital and therefore widely deploy lending activity, the cost to obtain capital under the TARP Plan was made less than that currently required by public and private investors.  In addition, funding approved under the TARP Plan is expected to be delivered quickly, perhaps as early as ~~December 2008.~~January 2009.  All things considered, our Board of Directors believes that the TARP Plan will provide us with the lowest cost capital available at this time.

What will be the pro forma effect on the Company’s balance sheet and earnings per share from the issuance of the Preferred Stock?  If we are allowed to participate in the TARP Plan, stockholders’ equity will increase by the amount of the capital proceeds received from the U.S. Treasury, net of transaction costs.  Costs associated with the sale of the Preferred Stock and the Warrant Preferred Stock are estimated to be approximately $30,000.  Additionally, until the capital received from the sale of the Preferred Stock and the Warrant Preferred Stock can be effectively deployed, we anticipate that earnings on that capital will not fully cover required dividend payments and other costs associated with the sale of the Preferred Stock and the Warrant Preferred Stock, which will reduce the amount of earnings available to our common shareholders.  Further discussion regarding these impacts can be found under the heading “Pro Forma Effect on the Company’s Financial Statements” below.

Would acceptance into the TARP Plan mean the Company or the Bank is struggling financially?  No.  The U.S. Treasury does not intend the TARP Plan to be made available to banks struggling financially.  Instead, it seeks to recapitalize the nation’s stronger banks to spur increased lending to fuel economic growth and to provide capital to facilitate consolidation of weak banks into stronger banks.  On October 20, 2008, the Federal Deposit Insurance Corporation, which is the primary federal regulator of the Bank, issued a formal press release encouraging all eligible banks to request capital under the TARP Plan.  Receiving capital under the TARP Plan is a sign of strength and confidence, not weakness.

Is the TARP Plan for the Bank similar to the U.S. Treasury’s investment in large banks, which has been covered by the media recently?  Yes.  Our participation in the Tarp Plan, if it is approved, will be part of the same program that the U.S. Treasury has applied to larger banks.  However, the TARP Plan has been changed somewhat for both privately-held institutions and institutions like ours that are not listed on a national stock exchange and whose shares are traded on the over-the-counter market.  Our participation in the TARP Plan, if it is approved, will be subject to the U.S. Treasury’s policies that apply to these privately held and relatively thinly-traded institutions.

Who may I contact with questions on the Company’s proposal?  The Company has contracted with Morrow & Co., LLC, our proxy solicitor, to ensure accurate and timely distribution of Special Meeting materials, coordination of answers to shareholder questions concerning the vote, and to proactively contact shareholders to obtain proxy votes in support of the proposed amendment.  Please direct any questions to Morrow & Co., LLC by calling (800) 662-5200.  Morrow & Co., LLC may contact shareholders via telephone following initial mailing of meeting materials and provide further mailing and telephone contacts to shareholders.

Proposal No. 1

Amendment to Articles of Incorporation

to Authorize Preferred Stock

Description of the Proposal

Our Articles of Incorporation, as amended (the “Current Articles”), currently do not provide for the issuance of preferred stock.  On November 6, 2008, our Board of Directors approved an amendment to the Current Articles to authorize the issuance of preferred stock.  The amendment is subject to shareholder approval.  Upon approval by the shareholders, this proposal would amend the Current Articles to provide for the creation of a class of “blank check” preferred stock (described further below) in the amount of 50,000 shares, having such terms, rights, and features as may be determined by the Board.  A form of the proposed amendment to Article III of our Current Articles is attached to this proxy statement as Exhibit A.

The term “blank check” is often used to refer to preferred stock, the creation and issuance of which is authorized by shareholders in advance and the terms, rights, and features of which are determined by a corporation’s board of directors from time to time.  The authorization of blank check preferred stock would permit our Board to create and issue preferred stock from time to time in one or more series.  Subject to our Articles of Incorporation, as amended from time to time, and the limitations prescribed by law or by any stock exchange or national securities association trading system on which our securities may then be listed, our Board would be expressly authorized, at its discretion, to adopt resolutions to issue preferred shares, to fix the number of shares, and to change designations, preferences and relative, participating, optional, or

The following unaudited pro forma balance sheet summarizes the impact if a minimum of $3.65 million and a maximum of $10.9 million of Preferred Stock and a minimum of 182.5 shares and a maximum of 545 shares of Warrant Preferred Stock had been issued to the U.S. Treasury under the TARP Plan as of December 31, 2007:

Mid-Wisconsin Financial Services, Inc.
Balance Sheet (in 000's)
	(Audited)	Pro forma(2)
	~~Historical~~Historical	December 31, 2007
ASSETS	December 31, 2007	Minimum	Maximum
Cash and due from banks	$ 15,371	$ 15,371	$ 15,371
Interest-bearing deposits in other financial institutions	33	33	33
Federal funds sold	3,180	3,180	3,180
Securities available for sale – at fair value	82,551	~~86,173~~ 86,171	~~93,426~~ 93,421
Loans held for sale	1,168	1,168	1,168
Loans, net of unamortized fees	357,988	357,988	357,988
Less: Allowance for loan losses	(4,174)	(4,174)	(4,174)
Net loans	353,814	353,814	353,814
Other assets	24,242	24,242	24,242
 ~~Total Assets~~ Total Assets	$ 480,359	$ ~~483,981~~ 483,979	$ ~~491,234~~ 491,229
LIABILITIES AND STOCKHOLDERS’ EQUITY
Total deposits	369,479	369,479	369,479
Short-term borrowings	15,346	15,346	15,346
Long-term borrowings	46,429	46,429	46,429
Subordinated debentures	10,310	10,310	10,310
Other liabilities	4,224	4,224	4,224
Total liabilities	445,788	445,788	445,788
Stockholders’ equity:
Preferred ~~stock~~Stock(1)(3) – No par value
 ~~Liquidation value $1,000 per share~~ Liquidation value $1,000 per share	~~0~~ 	~~3,652~~ 3,650	~~10,905~~ 10,900
Warrant Preferred Stock		183	545
Discount on Preferred Stock		(210)	(627)
Premium on Warrant Preferred Stock		27	82
Common stock – Par value $.10 per share	164	164	164
Additional paid-in capital	11,721	11,691	11,691
Retained earnings	22,901	22,901	22,901
Accumulated other comprehensive income	(215)	(215)	(215)
Total stockholders~~'~~’ equity	34,571	~~38,193~~ 38,191	~~45,446~~ 45,441
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 480,359	$ ~~483,981~~ 483,979	$ ~~491,234~~ 491,229

Tier 1 leverage ratio	9.39%	10.08%	11.43%

Tier 1 risk-based capital ratio	12.18%	13.05%	14.72%

Total risk-based capital ratio	13.32%	14.18%	15.83%

(1)The pro forma financial information reflects the issuance of a minimum of $~~3,650,000~~3,650 and a maximum $~~10,900,000~~10,900 of Mid-Wisconsin Financial Services, Inc. Preferred Stock with the proceeds included in securities available for sale.

(2)The balance sheet data gives effect to the equity proceeds as of the balance sheet date~~.~~ less transaction costs of $30.

~~(3)The pro forma financial information also includes the impact of the Warrant Preferred Stock, which constitutes an additional 5% of the minimum ($182) and maximum ($545) and which are immediately issued to the U.S. Treasury for $.01 per share~~

(3)The pro forma financial information also includes the impact of preferred warrants of an additional 5% of the minimum ($183) and maximum ($545) which are immediately issued to the U.S. Treasury for $.01 per share and which would generate virtually no proceeds to our company.  The U.S. Treasury has indicated that it will immediately exercise the warrants upon issuance of the Preferred Stock.  The Warrant Preferred Stock carries a dividend of 9% from the date of issuance compared to the Preferred Stock which carries a dividend yield of 5% for the first five years and 9% thereafter.  Using the assumption that the maximum of $10,900 of Preferred Stock was issued, a warrant for an additional $.545 million of Warrant Preferred Stock would be immediately issued and exercised.  Amounts recorded for Preferred Stock and Warrant Preferred Stock are estimated based on an allocation of the total proceeds from the issuance on the relative fair values of both instruments.  Fair value of the Preferred Stock is determined based on assumptions regarding the discount rate (market rate) on the Preferred Stock (estimated at 12%).  Fair value of the Warrant Preferred Stock is based on the value of the underlying Preferred Stock based on the U.S. Treasury’s intent to immediately exercise the warrants.  The allocation of the proceeds results in a discount on the Preferred Stock and a premium on the warrants, which is amortized on an effective yield (approximately 6%) basis over a five-year term.  As a result, $10,900 would be recorded at its redemption value, additional preferred stock upon exercise of the Warrant Preferred Stock of $545, a discount of $627 on the Preferred Stock and a premium of $82 on the Warrant Preferred Stock.  The net impact is an overall initial increase in equity of $10,900, representing the cash proceeds from the issuance of the Preferred Stock.  The amortization of the discount resulting from the issuance of the Preferred Stock and the premium of the Warrant Preferred Stock would be recorded as an increase in dividends and corresponding decrease in net income available to common shareholders over the first five years.

If the maximum proceeds of $10.9 million for the Preferred Stock had been received from the U.S. Treasury as of September 30, 2008, stockholders’ equity would have increased from the reported amount of $35.56 million to $46.43 million on a pro forma basis (an increase of $10.9 million in proceeds less transaction costs of $30,000).  If the minimum proceeds of $3.65 million for the Preferred Stock had been received from the U.S. Treasury as of September 30, 2008, stockholders’ equity would have increased from the reported amount of $35.56 million to $39.18 million on a pro forma basis (an increase of $3.65 million in proceeds, less transaction costs of $30,000).  The following unaudited pro forma balance sheet summarizes the impact if a minimum of $3.65 million and a maximum of $10.9 million of Preferred Stock and a minimum of 182.5 shares and a maximum of 545 shares of Warrant Preferred Stock had been issued to the U.S. Treasury under the TARP Plan as of September 30, 2008:

Mid-Wisconsin Financial Services, Inc.
Balance Sheet (in 000's)
	(Unaudited)	Pro forma(2)
	~~Historical~~ Historical	September 30, 2008
ASSETS	September 30, 2008	Minimum	Maximum
Cash and due from banks	$ 9,791	$ 9,791	$ 9,791
Interest-bearing deposits in other financial institutions	33	33	33
Federal funds sold	1,279	1,279	1,279
Securities available for sale – at fair value	82,826	~~86,448~~ 86,446	~~93,701~~ 93,696
Loans held for sale	701	701	701
Loans, net of unamortized fees	361,744	361,744	361,744
Less: Allowance for loan losses	(5,192)	(5,192)	(5,192)
Net loans	356,552	356,552	356,552
Other assets	23,517	23,517	23,517
 ~~Total Assets~~ Total Assets	$ 474,699	$ ~~478,321~~ 478,319	$ ~~485,574~~ 485,569
LIABILITIES AND STOCKHOLDERS’ EQUITY
Total deposits	364,247	364,247	364,247
Short-term borrowings	9,267	9,267	9,267
Long-term borrowings	52,429	52,429	52,429
Subordinated debentures	10,310	10,310	10,310
Other liabilities	2,888	2,888	2,888
Total liabilities	439,141	439,141	439,141
Stockholders~~'~~’ equity:
Preferred ~~stock~~Stock(1)(3) – No par value
 ~~Liquidation value $1,000 per share~~ Liquidation value $1,000 per share	0	~~3,652~~ 3,650	~~10,905~~ 10,900
Warrant Preferred Stock		183	545
Discount on Preferred Stock		(210)	(627)
Premium on Warrant Preferred Stock		27	82
Common stock – Par value $.10 per share	164	164	164
Additional paid-in capital	11,782	11,752	11,752
Retained earnings	23,372	23,372	23,372
Accumulated other comprehensive income	240	240	240
Total stockholders’ equity	35,558	~~39,180~~ 39,178	~~46,433~~ 46,428
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 474,699	$ ~~478,321~~ 478,319	$ ~~485,574~~ 485,569

Tier 1 leverage ratio	9.38%	10.07%	11.40%

Tier 1 risk-based capital ratio	12.24%	13.10%	14.77%

Total risk-based capital ratio	13.48%	14.33%	15.97%

(1)The pro forma financial information reflects the issuance of a minimum of $~~3,650,000~~3,650 and a maximum $~~10,900,000~~10,900 of Mid-Wisconsin Financial Services, Inc. Preferred Stock~~.~~ with the proceeds included in securities available for sale

(2)The balance sheet data gives effect to the equity proceeds as of the balance sheet date~~.~~ less transaction costs of $30.

~~(3)The pro forma financial information also includes the impact of preferred warrants of an additional 5% of the minimum ($182) and maximum ($545) which are immediately issued to the Treasury for $.01 per share~~

(3)The pro forma financial information also includes the impact of preferred warrants of an additional 5% of the minimum ($183) and maximum ($545) which are immediately issued to the U.S. Treasury for $.01 per share and which would generate virtually no proceeds to our company.  The U.S. Treasury has indicated that it will immediately exercise the warrants upon issuance of the Preferred Stock.  The Warrant Preferred Stock carries a dividend of 9% from the date of issuance compared to the Preferred Stock which carries a dividend yield of 5% for the first five years and 9% thereafter.  Using the assumption that the maximum of $10,900 of Preferred Stock was issued, a warrant for an additional $.545 million of Warrant Preferred Stock would be immediately issued and exercised.  Amounts recorded for Preferred Stock and Warrant Preferred Stock are estimated based on an allocation of the total proceeds from the issuance on the relative fair values of both instruments.  Fair value of the Preferred Stock is determined based on assumptions regarding the discount rate (market rate) on the Preferred Stock (estimated at 12%).  Fair value of the Warrant Preferred Stock is based on the value of the underlying Preferred Stock based on the U.S. Treasury’s intent to immediately exercise the warrants.  The allocation of the proceeds results in a discount on the Preferred Stock and a premium on the warrants, which is amortized on an effective yield (approximately 6%) basis over a five-year term.  As a result, $10,900 would be recorded at its redemption value, additional preferred stock upon exercise of the Warrant Preferred Stock of $545, a discount of $627 on the Preferred Stock and a premium of $82 on the Warrant Preferred Stock.  The net impact is an overall initial increase in equity of $10,900, representing the cash proceeds from the issuance of the Preferred Stock.  The amortization of the discount resulting from the issuance of the Preferred Stock and the premium of the Warrant Preferred Stock would be recorded as an increase in dividends and corresponding decrease in net income available to common shareholders over the first five years.

Financial Statement Pro Forma Impacts – Income Statement.  If we are allowed to participate in the TARP Plan, we intend to use the capital received to support loan growth to a multiple of capital received, which over time is expected to generate income to service required dividend payments on the Preferred Stock and the Warrant Preferred Stock and generate additional income for common shareholders.  Until the capital received from the TARP Plan can be deployed effectively over a larger asset base, we anticipate that earnings on the original capital received will not fully cover required dividend payments and other costs on the issuance of the Preferred Stock and the Warrant Preferred Stock, which will reduce the amount of earnings available to our common shareholders.

The following pro forma income statement impacts assume that the capital proceeds received ~~are~~were invested ~~initially in short-term investments and deployed into earning assets ratably over~~during the year ended December 31, 2007, and the nine months ended September 30, 2008, as if the capital proceeds were received on January 1, 2007 and 2008, respectively.  ~~The pro forma income statement impacts include a nominal benefit of leveraging the capital received into a larger asset base and include additional income earned on investment of the original capital proceeds.~~

If the maximum proceeds of $10.9 million for the Preferred Stock had been received under the TARP Plan on January 1, 2007, net income for the year ended December 31, 2007, would have increased from the reported amount of $1.12 million to $~~1.59~~1.38 million on a pro forma basis.  However, because a portion of the Company’s net earnings would be required for the payment of dividends to the U.S. Treasury (and consequently not available to our common shareholders), earnings per diluted common share would have decreased from the reported amount of $.68 per share to $.~~61~~42 per share on a pro forma basis.  If the minimum proceeds of $3.65 million for the Preferred Stock had been received under the TARP Plan on January 1, 2007, net income for the year ended December 31, 2007, would have increased from the reported amount of $1.12 million to $~~1.30~~1.21 million on a pro forma basis.  However, for the reasons noted above, earnings per diluted common share would have decreased from the reported amount of $.68 per share to $.~~67~~59 per share on a pro forma basis.

The following unaudited pro forma income statement summarizes the impact during the twelve month period ending December 31, 2007, if a minimum of $3.65 million and a maximum of $10.9 million of Preferred Stock and a minimum of 182.5 and a maximum of 545 shares of Warrant Preferred Stock had been issued to the U.S. Treasury under the TARP Plan on January 1, 2007:

Mid-Wisconsin Financial Services, Inc.
Income Statement Data in (000's)
	~~Historical~~(Audited)	Pro forma(1)
	Historical	Twelve Months Ended
	Twelve Months Ended	December 31, 2007
	December 31, 2007	Minimum	Maximum
Total interest income(2)	$ 32,144	$ 32,289	$ ~~32,786~~ 32,580
Total interest expense	16,564	16,564	16,564
Net interest income	15,580	15,725	~~16,222~~ 16,016
Provision for loan losses	1,140	1,140	1,140
Net interest income after provision for loan losses	14,440	14,585	~~15,082~~ 14,876
Total noninterest income	4,057	4,057	4,057
Total noninterest expenses	17,334	17,334	17,334
Income before income taxes	1,163	1,308	~~1,805~~ 1,599
Provision for income taxes	45	~~8~~103	~~207~~219
 ~~Net income~~ Net income	$ 1,118	~~1,300~~ $ 1,205	~~1,598~~ $ 1,380
Less: Preferred Stock Dividends (5%)	~~0~~	(~~199~~183)	(~~594~~545)
Amortization of discount on Preferred Stock		(37)	(110)
Effective dividend on Preferred Stock(3)		(219)	(655)
Dividend on Warrant Preferred Stock (9%)		(16)	(49)
Accretion on Warrant Preferred Stock		5	14
Effective dividend on Warrant Preferred Stock		(12)	(35)
Income Available for Common Shareholders	~~$ 1,118~~	$ ~~1,101~~ 974	$ ~~1,004~~ 690

Basic and Diluted Net Income per Common Share	$ 0.68	$ 0.59	$ 0.42

Weighted average basic and diluted shares	1,641	1,641	1,641

(1)The pro forma financial information reflects the issuance of a minimum of $~~3,650,000~~3,650 and a maximum $~~10,900,000~~10,900 of Mid-Wisconsin Financial Services, Inc. Preferred Stock as of the beginning of the period.

(2)The income statement assumes the proceeds are invested in securities yielding 4% and assumes a tax rate of 40%.  Subsequent deployment of the funds is anticipated , but the timing of such redeployment is uncertain.

(3)The effective dividend on Preferred Stock includes amortization of the discount over a five-year period (approximately 6%) using the effective yield basis, and dividends on Preferred Stock of 5%.  The effective dividend on Warrant Preferred Stock includes accretion of the premium using the effective yield basis of approximately 6% and dividends on the Warrant Preferred Stock of 9%.

If the maximum of proceeds of $10.9 million for the Preferred Stock had been received under the TARP Plan on January 1, 2008, net income for the nine months ended September 30, 2008, would have increased from the reported amount of $1.19 million to $~~1.48~~1.39 million on a pro forma basis.  However, for the reasons noted above, earnings per diluted common share would have decreased from the reported amount of $.73 per share to $.~~63~~53 per share on a pro forma basis.  If the minimum proceeds of $3.65 million for the Preferred Stock had been received under the TARP Plan on January 1, 2008, net income for the nine months ended September 30, 2008, would have increased from the reported amount of $1.19 million to $1.26 million on a pro forma basis.  However, for the reasons noted above, earnings per diluted common share would have decreased from the reported amount of $.73 per share to $.~~68~~66 per share on a pro forma basis.

The following unaudited pro forma income statement summarizes the impact during the nine month period ending September 30, 2008, if a minimum of $3.65 million and a maximum of $10.9 million of Preferred Stock and a minimum of 182.5 and a maximum of 545 shares of Warrant Preferred Stock had been issued to the U.S. Treasury under the TARP Plan on January 1, 2008:

Mid-Wisconsin Financial Services, Inc.
Income Statement Data in (000's)
	~~Historical~~(Unaudited)	Pro forma(1)
	Historical	Nine Months Ended
	Nine Months Ended	September 30, 2008
	September 30, 2008	Minimum	Maximum
Total interest income(2)	$ 22,573	$ 22,682	$ ~~23,055~~ 22,900
Total interest expense	10,185	10,185	10,185
Net interest income	12,388	12,497	~~12,870~~ 12,715
Provision for loan losses	2,265	2,265	2,265
Net interest income after provision for loan losses	10,123	10,232	~~10,605~~ 10,450
Total noninterest income	3,089	3,089	3,089
Total noninterest expenses	12,068	12,068	12,068
Income before income taxes	1,144	1,253	~~1,626~~ 1,471
Provision for income taxes	(50)	(7)	~~143~~81
 ~~Net income~~ Net income	$ 1,194	$ 1,259	~~1,483~~ $ 1,390
Less: Preferred Stock Dividends (5%)		(~~149~~137)	(~~446~~409)
Amortization of discount on Preferred Stock		(28)	(83)
Effective dividend on Preferred Stock(3)		(165)	(492)
Dividend on Warrant Preferred Stock (9%)		(12)	(37)
Accretion on Warrant Preferred Stock		4	11
Effective dividend on Warrant Preferred Stock		(9)	(26)
Income Available for Common Shareholders	~~$ 1,194~~ 	$  ~~1,110~~ 1,086	$ ~~1,037~~ 873

Basic and Diluted Net Income per Common Share	$ 0.73	$ 0.66	$ 0.53

Weighted average basic and diluted shares	1,643	1,643	1,643

(1)The pro forma financial information reflects the issuance of a minimum of $~~3,650,000~~3,650 and a maximum $~~10,900,000~~10,900 of Mid-Wisconsin Financial Services, Inc.  Preferred Stock as of the beginning of the period.

(2)The income statement assumes the proceeds are invested in securities yielding 4% and assumes a tax rate of 40%.  Subsequent deployment of the funds is anticipated , but the timing of such redeployment is uncertain.

(3)The effective dividend on Preferred Stock includes amortization of the discount over a five-year period (approximately 6%) using the effective yield basis, and dividends on Preferred Stock of 5%.  The effective dividend on Warrant Preferred Stock includes accretion of the premium using the effective yield basis of approximately 6% and dividends on the Warrant Preferred Stock of 9%.

Potential Anti-Takeover Effects of the Proposed Amendment

Although our Board has no present intention to do so, we may issue preferred stock that could, depending on the terms of the preferred stock series, make it more difficult to or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.  When, in the judgment of our Board, such action would be in the best interests of us and our shareholders, preferred stock could be used to create voting or other impediments or to discourage persons seeking to gain control of us.  Preferred stock could, for example, be placed with purchasers aligned with our Board in opposing these kinds of actions.  The existence of additional authorized shares of preferred stock could, therefore, have the effect of discouraging unsolicited takeover attempts.

Our Board represents that it will not, without prior shareholder approval, issue any series of preferred stock for any defensive or anti-takeover purpose, for the purpose of implementing any shareholder rights plan or with features specifically intended to make any attempted acquisition of the Company more difficult or costly.  Within the limits described above, our Board may issue preferred stock for capital raising transactions, acquisitions, joint ventures, or other corporate purposes where such issuance has the effect of making an acquisition of the Company more difficult or costly, as could also be the case if our Board were to issue additional common stock for such purposes.

Our Board of Directors unanimously recommends that shareholders vote “FOR” the proposal to approve the Amendment to Article III of our Current Articles.  If the proposed Amendment is not approved, we will not be eligible or have the option to participate in the TARP Plan.

	Shares of Common	Percent
Name	Stock Beneficially Owned	of Class
Kim A. Gowey, DDS	61,983	3.8%
James P. Hager	2,005	*
Brian B. Hallgren	1,512	*
Kathryn M. Hemer	3,249	*
Frederick T. Lundin	300	–
James F. Melvin	47,688	2.9%
Kurt D. Mertens	16,805	*
Robert J. Schoofs	3,000	*
James F. Warsaw	23,843(1)	1.4%
Rhonda R. Kelley	1,508(1)	*
William A. Weiland	7,635(1)	*
All directors, nominees, and executive officers as a group (11 persons)	169,528(1)	10.3%

 * Less than 1%

(1) Includes stock options exercisable by:  Mr. Warsaw (3,750 shares), Ms. Kelley (1,170 shares), and Mr. Weiland (4,122 shares).

Shareholder Proposals for 2009 Annual Meeting of Shareholders

The meeting to be held on ~~December~~January 22, 2008, is a Special Meeting of Shareholders.  We will also be holding our regular annual meeting of shareholders in 2009.  Any shareholder who intends to present a proposal at the annual meeting of shareholders to be held in 2009 must deliver the written proposal to the Secretary of the Company at our office in Medford, Wisconsin on or after January 24, 2009, but on or before February 23, 2009, if the proposal is submitted pursuant to our bylaws, in which case we are not required to include the proposal in our proxy materials.  Proposals submitted for inclusion in our proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) must have been submitted by November 21, 2008.

Shareholders may present a proposal at the 2009 annual meeting for consideration only if proper notice of the proposal has been given in accordance with one of these requirements.  Nominations for directors made from the floor at the annual meeting of shareholders to be held in 2009 require advance notice in accordance with the bylaws.